UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION
TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(C) OF
THE INVESTMENT COMPANY ACT OF 1940
The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
Age Reversal, Inc.
1226 Colony Plaza
Newport Beach, California 92660
(Address of Principal Business Office)
(949) 706-2460
Telephone Number (including area code)
814-00824
(File Number under the Securities Exchange Act of 1934)
Basis for Filing the Notification of Withdrawal:
Age Reversal, Inc. has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

SIGNATURE

SIGNATURE
Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of Newport Beach and the state of California on the 20th day of December, 2010.

AGE REVERSAL, INC.
By:	David A. Kekich
David A. Kekich
Chairman of the Board of Directors and President

Attest:	David Saloff
David Saloff
Chief Executive Officer